

July 24, 2009

<u>**Via Facsimile (949) 203-6161 and U.S. Mail**</u>
Nicholas J. Yocca
The Yocca Law Firm
19900 MacArthur Boulevard 650
Irvine, California 92612

> **Re:** **CNS Response, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A filed July 21, 2009 by Leonard J. Brandt**
> **Preliminary Consent Solicitation Statement on Schedule 14A filed July 21, 2009 by Leonard J. Brandt**

Dear Mr. Yocca:

We have conducted a limited review of the filings listed above and have the following comments.

<u>Revised Preliminary Proxy Statement on Schedule 14A</u>

1.   To avoid duplicative comments, please make corresponding revisions in response to comments on the proxy statement to the extent such comments are applicable to analogous or identical disclosure in the consent solicitation statement.

2.   We note your response and the revisions provided in response to prior comment 2. Rather than setting forth in excessive detail your legal arguments, summaries of the pleadings and your interpretations of applicable law, please revise the disclosure to focus on only the most material information shareholders will need to make an informed voting decision. For example, as done on page 1 of the proxy, you should prominently highlight throughout the document that there is a current legal challenge regarding your authority to solicit proxies for a special meeting. Highlight that as a result of this challenge, if true, you are soliciting both for a special meeting and written consent. Revise to provide succinct and clear <u>conclusions</u> to shareholders regarding the procedures you believe you have complied with and the authority you believe you have to solicit for consents and/or proxies for the special meeting.

3.   See our previous comment. In revising your disclosure please remove or clearly present

as your opinion and not as fact, references to your interpretations of state and/or federal corporate and securities laws. Further, please acknowledge that the issues and facts in dispute are currently before the U.S. District Court, Central District of California for consideration.

4.   We note your response to prior comment 3 and disagree. Given the disclosure in the Schedule 13D filed by EAC and the confirmation in your response that EAC signed on at least two occasions, the notice alerting the company that EAC and Mr. Brandt were calling a special meeting, it would appear that EAC is a participant in the current solicitation. Please revise to include EAC as a participant and include the information required by Item 5(b) of Schedule 14A.

5.   We refer you to your response to prior comments 3 and 4. Please confirm whether the proxy EAC provided was limited with respect solely to action to be taken at the special meeting being called for the election of directors.

General

6.   We note your language that you will treat a security holder's revocation of a proxy card as a revocation of the same security holder's consent and vice versa. Please disclose the authority upon which you would rely in taking that approach when a security holder revokes only a proxy card or a consent card but not both.

Quorum, Vote Required for Approval…, page 2

7.   We refer you to prior comment 11. We note the revised disclosure that "provisional voting either will take effect or not, but will not take effect until the company provides the information needed in order to determine whether cumulative voting is required…" It would appear that absent company action and without the information needed to make necessary factual determinations, any reference to possible cumulative voting is inappropriate at this time. Cumulative voting is not permitted by the current charter. Your disclosure should clearly state this fact. Please revise your disclosure accordingly and remove the references to the possibility of cumulative voting to ensure that shareholders do not mistakenly expect the ability to cumulative vote. Alternatively, advise us as to why the disclosure is appropriate at this time.

Dispute by Incumbent Board of Special Meeting, page 6

8.   We note your disclosure regarding the contents of the notice provided to shareholders and the legal conclusions you appear to have drawn. Please supplementally advise us of the consideration given to the definition of the term solicitation in Rule 14a-1(l)(iii) which includes "any communication to securityholders…reasonably calculated to result in the procurement, withholding or revocation of a proxy…" Also, please provide us supplementally with a copy of the notices initially sent. We may have further comment.

9.   Further to our previous comment. Your disclosure references Mr. Brandt's reliance on the exemption contained in Rule 14a-2(b)(2). Please clarify supplementally when Mr. Brandt relied on the exemption and identify supplementally the list of persons contacted.

Information With Respect to the Nominees, page 11

10.   We note that Mr. Cadwell is no longer a nominee and that Dr. Bunney is a new nominee. With a view toward revised disclosure, please tell us whether changing your nominees has any effect on the validity of your demand for a special meeting of security holders or on the obligation of the company to accede to your demand. When possible, please refer us to relevant state law or the company's organizational documents.

11.   We note gaps in the biographical information provided for Mr. Yuhas. Refer to Item 7 of Schedule 14A and Item 401 of Regulation S-K and revise to provide complete biographical information for Mr. Yuhas for the past 5 years.

Security Ownership of the Participants, page 14

12.   We note that the line for Mr. Brandt's beneficial ownership includes shares held by his children. Please confirm whether Mr. Brandt has beneficial ownership of those shares, as such term is defined in Rule 13d-3(a). If he does not have such beneficial ownership, please revise the disclosure to remove those shares from the total number of shares beneficially owned by Mr. Brandt. Please also apply this comment to the section titled "Securities Ownership of Certain Beneficial Owners and Management."

Concerns About the Company's Financing Transactions, page 19

13.   Your disclosure under this heading and disclosure that the company has a "track record of negotiating and evaluating transactions without independent oversight" should be clarified. We note, for example, disclosure acknowledging that the Pappajohn and Sail Ventures transactions were both ratified by the Board on June 18, 2009 (excluding Mr. Brandt). Revise your disclosure so that indirect references to the Pappajohn and Sail Ventures transactions clearly acknowledge that such transactions were ratified by the Board.

14.   Your disclosure references the "outrageous[]" conduct of management in negotiating the Pappajohn and Sail Ventures transactions and notes that Mr. Brandt finds the transactions' terms "appalling" and the terms "onerous". We refer you to Rule 14a-9(b). In future filings avoid statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation. Provide support for your statements. For example, provide support for the implied assertion that the terms of the transactions are atypical. In the alternative, please remove the statements.

15.   Please remove duplicative disclosure in this section. For example, we note repetitive disclosure regarding the affiliations of the parties and terms of the transactions.

16.   Please clarify there is no assurance that the election of your nominees will result in any perceived improvements in the business or financial condition of the company.

Revised Preliminary Consent Solicitation

17.   The disclosure shareholders receive should provide them with complete and accurate information relevant to their voting decision. We refer you to the sentence on page 2 in which you state "[p]lease advise me if you are aware of such a requirement…." Please remove the statement.

18.   Further to our comment above. As the participant is aware, the participant is responsible for ensuring the accuracy and completeness of the disclosure provided in its disclosure documents and in response to staff comments. Please confirm your understanding.

19.   Please explain the references made to Rule 14c-1 and Schedule 14C. Your current solicitation is being conducted in accordance with Regulation 14A which governs the solicitation of proxies, including consents. Please revise or advise.

Closing Comments

        As appropriate, please amend your filing and respond to these comments promptly. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please direct any questions to me at (202) 551-3757 or, in my absence, to Daniel Duchovny, Special Counsel, at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions